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                                                       Filed by SR Telecom Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Netro Corporation
                                                  Commission File No. 000-26963



SR Telecom Inc. made the following presentation to its shareholders at its annual meeting, held on April 24, 2003.



                                                       2002 Shareholders Meeting



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                                                      2002 Shareholders Meeting









                                                                 Paul A. Dickie
                                                          Chairman of the Board



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                                                       2002 Shareholders Meeting



                                                    The Transformation Continues










                                                                Pierre St-Arnaud
                                           President and Chief Executive Officer


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Safe Harbour Statement


 o Except for historical information provided herein, this presentation may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. For more information regarding these risks and uncertainties, review SR Telecom's filings with the Canadian Securities Regulatory Authorities.




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Availability of Proxy Statement/Prospectus


SR Telecom and Netro plan to file a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.


SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be described in the proxy statement/prospectus.


Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.




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Industry Landscape


o  TELECOM BUSINESS IN TRANSITION

o  INDUSTRY CHALLENGES CONTINUE

o  CONSOLIDATION AND RESTRUCTURING OCCURRING AT ALL LEVELS

o  WE HAVE TRANSFORMED SR TELECOM TO ALIGN WITH THESE CHANGING MARKET CONDITIONS


[GRAPHIC: MAGAZINE COVERS]


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SR Telecom Transformed for Recovery


 o   WE HAVE IMPLEMENTED FUNDAMENTAL CHANGES IN OUR BUSINESS MODEL

     o   Operations
              o OPERATIONAL EFFICIENCY IMPROVEMENTS A PRIORITY
              o ACQUISITION-BASED R&D AS AN ALTERNATIVE TO IN-HOUSE
                DEVELOPMENT
              o R&D PROCESS TRANSFORMED INTO BUSINESS-DRIVEN PROCESS
     o   Financial
              o CONTINUED IMPROVEMENT TO BALANCE SHEET
              o COMMITTED TO ADAPTING COST BASE TO BUSINESS REALITIES
              o IMPROVED COST STRUCTURE
     o   Strategic
              o BROADENED PRODUCT PORTFOLIO WITH INDUSTRY-LEADING SOLUTIONS
              o ACCELERATED TIME-TO-MARKET
              o EXPANDED MARKETS/CUSTOMER BASE THROUGH ACQUISITIONS

                        BUILDING ON OUR MARKET LEADERSHIP


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                [GRAPHIC: A Strong Year - 2002 Year-End Results]




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                           [GRAPHIC: Portfolio 2002]





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                           [GRAPHIC: Portfolio 2003]


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Poised for Success


o   LOYAL AND GROWING CUSTOMER BASE

     o Customer relationships and two million lines installed in over 110 countries

o   GLOBAL SALES NETWORK

     o   Offices on six continents

o   TURNKEY SERVICES

     o   Reputation for technical expertise

     o Full capabilities to provide complete turnkey projects for both urban and rural markets

o   CUSTOMER VALUE

     o   High-quality, reliable, cost-effective solutions

     o   20+ years experience




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Acquisitions
Complementing our Strengths


LUCENT WAS

     o  Significant European base

     o  Access to new markets - Australia

     o  Platform to sell existing SR Telecom products

     o  Access to European trade and export financing

     o  Strengthened technology portfolio

     o  Increased R&D capabilities

     o  Supports strategy for selling and deploying products in Europe

     o  Contributed to Earnings and Cash Flow from day one


                             [GRAPHIC: CERTIFICATE]


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Acquisitions
Complementing our Strengths


NERA (VELOCITY 2000 PRODUCT LINE)

     o  Broadens SR Telecom's wireless access solutions portfolio

     o  Positions the Company for first-time growth in the U.S. rural market

     o  Velocity product line operates in the 2.4 GHz unlicensed frequency band

     o  Patented CDMA technology

     o  DSL speed


                            [GRAPHIC: MAP OF U.S.A.]


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Acquisitions
Complementing our Strengths


MERGY Inc.

     o  CDMA2000 1xEV-DO product line

     o  Standards-based, high-performance broadband capabilities

     o  Delivers peak data rate of 2.4 Mbps using just 1.25 MHz of spectrum

     o  Alternative solution to DSL in large urban centres




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Netro



     o  SR Telecom signs definitive agreement to acquire Netro

     o Addition of product lines to solidify SR Telecom's position as the world leader in fixed wireless access products

         o   Angel - 3.5 GHz carrier-class voice and packet data

         o   AirStar - high-capacity fixed broadband

     o  Significantly strengthens SR Telecom's balance sheet

         o   Consolidated cash at closing will be approximately Cdn$75 million

     o  SR Telecom to seek NASDAQ listing and become SEC registrant




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Growth Drivers






              [GRAPHIC: CONSUMER AND BUSINESS BROADBAND FWA LINES]


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                    [GRAPHIC: Industry's Broadest Portfolio]


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Looking Ahead



     o  PREVIOUSLY FORECAST DECLINE IN Q1 REVENUES WORSENED BY IRAQ CONFLICT



     o  DELAYED SHIPMENTS SHOULD RESUME IN SECOND QUARTER



     o  INCREASED ACTIVITY IN OUR TRADITIONAL MARKETS WILL GENERATE GROWTH



     o  INTRODUCTION OF NEW SOLUTIONS SHOULD IMPROVE BACKLOG SIGNIFICANTLY




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CTR



     o  SALE OF CTR REMAINS A PRIORITY, BUT IS UNLIKELY IN THE SHORT-TERM




     o REACHED AN AGREEMENT WITH CTR'S LENDERS TO RESTRUCTURE PRINCIPLE REPAYMENTS DUE IN 2003 AND DEFER A PORTION OF THE ORIGINALLY SCHEDULED PAYMENTS TO 2004



     o FOCUSED ON GENERATING INCREASED REVENUES, IN PART THROUGH HIGH-SPEED INTERNET OFFERINGS




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Positioned for Success




     o  CUSTOMER RELATIONSHIPS THROUGHOUT THE WORLD REPRESENT OUR NUMBER ONE
        ASSET

     o  RICH PRODUCT PORTFOLIO IS COMPLEMENTED BY ESTABLISHED DISTRIBUTION
        NETWORK

     o SR TELECOM IS WELL POSITIONED TO FURTHER EXTEND ITS LEADERSHIP POSITION AS THE WORLD'S PREMIERE PROVIDER OF FIXED WIRELESS ACCESS SOLUTIONS


        [GRAPHIC: Logos of BELL, TELSTRA, SAUDI TELECOM, TOT & TELMEX]


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                                                       2002 Shareholders Meeting



                                                           Financial Performance









                                                                  David L. Adams
                              Vice President Finance and Chief Financial Officer


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                         [GRAPHIC: Operating Earnings]















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                      [GRAPHIC: Wireless Products Revenue]


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                            [GRAPHIC: Gross Margin]


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                        [GRAPHIC: Consolidated Revenues]


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CTR


     o Enables CTR to focus on completing its network and introducing marketing initiatives to improve its financial performance



     o  CTR continues to generate positive EBITDA



     o Gilat's equity ownership in CTR reduced to 4.1% resulting in a $3.9 million loss on change in ownership



     o CTR focused on improving its operational performance and in generating increased revenues




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Q1-FY03 Results Highlights



     o  Previously announced softer first half 2003

     o Workforce adjustment reduced cost structure to be in line with revenue expectations

     o  Delayed shipments to Middle East due to Iraq conflict

     o Activity in a number of our traditional markets expected to lead to significant orders in the second half

     o  Revenues for the year should come in line with 2002 levels

                     [GRAPHIC: Q1-FY03 Results Highlights]



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                       [GRAPHIC: MAP -- Universal Access Goals]



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Expanding Opportunities


SR Telecom is expanding its horizons:

     o  Acquisition of the Lucent WAS team in Fall 2001

          o  Telstra relationship solidified

     o  Integration of the Nera Telecommunications R&D team in Spring 2002

          o  STRIDE2400 development and launch to market

     o  Mergy Inc.

          o  CDMA2000 1xEV-DO market opportunity with SHIFT

     o  Netro

          o Significantly increases SR Telecom's addressable market into urban markets




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Netro



     o  Significantly strengthens SR Telecom's balance sheet



     o Transaction will provide net cash proceeds of over C$20 million to SR Telecom after transaction and restructuring expenses as well as assumed liabilities



     o SR Telecom consolidated cash at closing will be approximately C$75 million



     o The Netro acquisition offers excellent earnings potential stemming from immediate and identified market opportunities for unrivalled technology



     o  SR Telecom to seek NASDAQ listing and become SEC registrant




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Transaction Details





     o Prior to the merger Netro shareholders will receive a dividend payout or return of capital of US$100 million paid by Netro



     o  SR Telecom to issue, directly or indirectly 41.5 million common shares



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Conclusion




     o  Transformation continues



     o  Business model essentially in place



     o  Leveraging customer relationships



     o  Technology portfolio expansion continues